Exhibit 17.1
March 28, 2006
U.S. Concrete, Inc.
2925 Briarpark Suite 1050
Houston, Texas 77042
     Re:      Retirement from the Board of Directors
Ladies and Gentlemen:
     This letter is to provide notice to U.S. Concrete, Inc., a Delaware corporation (the “Company”), that I determine not to stand for re-election, if applicable, and to retire from my position as a member of the Board of Directors of the Company, effective upon the election of my successor at the Company’s 2006 Annual Meeting of Stockholders (the “Annual Meeting”). My decision to retire is not a result of any disagreements with the Company. I will continue to serve on the Board of Directors and as a member of the Audit Committee and as chairman of the Compensation Committee of the Board of Directors until my successor is elected.

Sincerely,
/s/ John R. Colson
John R. Colson